File No. 812- 14488

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

Separate Account VA-2L

Separate Account VA-2LNY

4333 Edgewood Road NE

Cedar Rapids, IA 52499

Please send all communications, notices and order to:

Alison C. Ryan	Ayla Nazli
Transamerica	Transamerica
1150 South Olive Street, T-27-01	1150 South Olive Street, T-27-01
Los Angeles, CA 90015	Los Angeles, CA 90015

As filed with the U.S. Securities and Exchange Commission on November 14, 2016

Page 1 of 49 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Transamerica Life Insurance Company Separate Account VA-2L Transamerica Financial Life Insurance Company Separate Account VA-2LNY File No. 812 - 14488	Third Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

I. INTRODUCTION

Transamerica Life Insurance Company (“TLIC”) and its Separate Account VA-2L and Transamerica Financial Life Insurance Company (“TFLIC” and together with TLIC, the “Insurance Companies”) and its Separate Account VA-2LNY hereby apply for an Order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain series of Transamerica Series Trust for shares of a comparable series of an unaffiliated registered investment company (collectively, the “Substitutions”), in each case held by both of Separate Account VA-2L and Separate Account VA-2LNY (together, the “Separate Accounts”), to fund certain group and individual variable annuity contracts (“Contracts”) issued by the Insurance Companies. The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Applicants.”

II. GENERAL DESCRIPTION OF THE APPLICANTS

A.	Insurance Companies

1.	Transamerica Life Insurance Company

TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. TLIC is currently subject to primary regulation by the Iowa Insurance Department. TLIC is currently licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York. TLIC is engaged primarily in the sale of insurance products. TLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TLIC is the depositor of Separate Account VA-2L, a separate account that is registered with the Commission as a unit investment trust.

2.	Transamerica Financial Life Insurance Company

TFLIC is a stock life insurance company engaged primarily in the sale of insurance products. TFLIC was incorporated under the laws of the State of New York on October 3, 1947. TFLIC is licensed in all states and the District of Columbia. TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TFLIC is the depositor of Separate Account VA-2LNY, a separate account that is registered with the Commission as a unit investment trust.

B.	The Separate Accounts

1.	Separate Account VA-2L

TLIC established Separate Account VA-2L as a separate account under the laws of the State of California on May 22, 1992. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”) (File No. 333-153773).

The Separate Account is currently divided into 25 sub-accounts, 13 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 12 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA-2L may own more than 5% of such investment company). The Separate Account is administered and accounted for as part of the general business of TLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TLIC.

2.	Separate Account VA-2LNY

TFLIC established Separate Account VA-2LNY as a segregated account under New York law on June 23, 1992. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the 1933 Act (File No. 333-104243).

The Separate Account is currently divided into 13 sub-accounts, one of which reflects the investment performance of a corresponding series of Transamerica Series Trust and 12 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA-2LNY may own more than 5% of such investment company). The Separate Account is administered and accounted for as part of the general business of TFLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TFLIC.

C.	The Investment Companies

1.	Transamerica Series Trust

Transamerica Series Trust is an open-end management investment company registered under the 1940 Act and its shares are registered under the 1933 Act. (File Nos. 033-00507 and 811-04419). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. The Trust was organized as a Delaware statutory trust on April 21, 2005. The Trust is the successor to a corporation formed under the laws of the State of Maryland in 1985. Prior to May 1, 2008 the Trust’s name was AEGON/Transamerica Series Trust. Transamerica Series Trust currently offers 58 series. The proposed Substitutions discussed in this Application involve three of those series.

Transamerica Series Trust is intended to be sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts issued by TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, Transamerica Advisors Life Insurance Company (“TALIC”), Monumental Life Insurance Company, and Transamerica Premier Life Insurance Company (“TPLIC”), and to certain affiliated asset allocation funds structured as funds of funds (collectively, the “Asset Allocation Portfolios”). As such, TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, TALIC, Monumental Life Insurance Company, TPLIC, and the Asset Allocation Portfolios are the only shareholders of the series offered by Transamerica Series Trust. Shares may be offered to other life insurance companies in the future.

Transamerica Asset Management, Inc., a Florida corporation (“TAM”), is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment manager to each portfolio series of the Transamerica Series Trust. TAM supervises each respective series’ investments and conducts its investment program and provides supervisory, compliance and administrative services to the portfolios. TAM currently acts as a “manager of managers” and hires sub-advisers to furnish day-to-day investment advice and recommendations. TAM may, in the future, determine to provide the day-to-day management of any such series without the use of a sub-adviser. When acting as a manager of managers, TAM provides advisory services that include, without limitation, the design and development of each series and its investment strategy and the ongoing review and evaluation of that investment strategy including recommending changes in strategy where it believes appropriate or advisable; the selection of one or more sub-advisers for each series employing a combination of quantitative and qualitative screens, research, analysis and due diligence; oversight and monitoring of sub-advisers and recommending changes to sub-advisers where it believes appropriate or advisable; recommending series combinations and liquidations where it believes appropriate or advisable; regular supervision of the series’ investments; regular review and evaluation of sub-adviser performance; daily monitoring of the sub-advisers’ buying and selling of securities for the series; regular review of holdings; ongoing trade oversight and analysis; regular monitoring to ensure adherence to investment process; risk management oversight and analysis; design, development, implementation and regular monitoring of the valuation process; design, development, implementation and regular monitoring of the compliance process; review of proxies voted by sub-advisers; oversight of preparation, and review, of materials for meetings of the series’ Board, participation in these meetings and preparation of regular communications with the Board; oversight of preparation, and review, of prospectuses, shareholder reports and other disclosure materials and regulatory filings for the series; oversight of other service providers to the series, such as the custodian, the transfer agent, the series’ independent accounting firm and legal counsel; supervision of the performance of recordkeeping and shareholder relations functions for the series; and ongoing cash management services. TAM uses a variety of quantitative and qualitative tools to carry out its investment management services.

TAM’s investment management services also include the provision of supervisory and administrative services to each portfolio. These services include performing certain administrative services for the portfolios and supervising and overseeing the administrative, clerical, recordkeeping and bookkeeping services provided to the portfolios by State Street Bank and Trust Company, to whom TAM has outsourced the provision of such services; to the extent agreed upon by TAM and the portfolios from time to time, monitoring and verifying the custodian’s daily calculation of net asset values; shareholder relations functions; compliance services; valuation services; assisting in due diligence and in oversight and monitoring of certain activities of sub-advisers and certain aspects of portfolio investments; assisting with portfolio combinations and liquidations; oversight of the preparation and filing, and review, of all returns and reports, in connection with federal, state and local taxes; oversight and review of regulatory reporting; supervising and coordinating the portfolios’ custodian and dividend disbursing agent and monitoring their services to the portfolios; assisting the portfolios in preparing reports to shareholders; acting as liaison with the portfolios’ independent public accountants and providing, upon request, analyses, fiscal year summaries and other audit related services; assisting in the preparation of agendas and supporting documents for and minutes of meetings of Trustees and committees of Trustees; assisting in the preparation of regular communications with the Trustees; and providing personnel and office space, telephones and other office equipment as necessary in order for TAM to perform supervisory and administrative services to the portfolios.

TAM is an affiliate of the Insurance Companies. TAM is directly owned by TPLIC (77%) and AUSA Holding, LLC (“AUSA”) (23%), both of which are indirect, wholly owned subsidiaries of AEGON N.V. TPLIC is wholly owned by Commonwealth General Corporation (“Commonwealth”). Commonwealth and AUSA are wholly owned by Transamerica Corporation. Transamerica Corporation is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V. Aegon International B.V. is wholly owned by AEGON N.V.

Transamerica Capital, Inc., a California corporation (“TCI”), is registered with the Commission as a broker-dealer. TCI is the distributor of the Contracts and serves as the principal underwriter of Transamerica Series Trust. TCI is an affiliate of the Insurance Companies.

III. STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of its Separate Account, proposes to make substitutions of 4 funds (the “Existing Funds”) held in sub-accounts of its Separate Account for certain series of Transamerica Series Trust (collectively, the “Replacement Funds”). As a result, both Insurance Companies propose to make a total of 8 Substitutions. The proposed Substitutions, including the specific classes of shares involved, are set forth in the table below.

	Existing Fund	Replacement Fund

1.	Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)

2.	Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)

3.	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)

4.	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund. A definition of each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A. All investment objectives, principal investment strategies and principal risks described below were taken from the Existing Funds’ and the Replacement Funds’ prospectuses, as filed with the Commission. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

Each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Therefore, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Contract Owners will continue to be met after the Substitutions.

	Existing Fund	Replacement Fund

1.

Dreyfus Variable Investment Fund: Appreciation Portfolio

Investment Objective

The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on “blue chip” companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund’s portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer. Using fundamental analysis, the fund’s portfolio managers then seek companies within these sectors that have

Transamerica WMC US Growth VP (formerly, Transamerica WMC Diversified Growth VP)

Investment Objective

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company LLP (the “sub-adviser”), employs a “bottom up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is

Existing Fund	Replacement Fund

proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund employs a “buy-and-hold” investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. A low portfolio turnover rate, which helps reduce the fund’s trading costs and minimizes tax liability by limiting the distribution of capital gains.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•    Risks of Stock Investing

•    Blue Chip Risk

•    Market Sector Risk

•    Foreign Investment Risk

often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The initial investment universe is comprised of:

•    Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes

•    Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median

•    Stocks that meet other growth criteria as determined by the team

Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Counterparty

	Existing Fund	Replacement Fund

•    Currency

•    Depositary Receipts

•    Derivatives

•    Equity Securities

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Leveraging

•    Management

•    Market

•    Model and Data

•    Small and Medium Capitalization Companies

•    Valuation

2.

Dreyfus Variable Investment Fund: Quality Bond Portfolio

Investment Objective

The fund seeks to maximize total return, consisting of capital appreciation and current income.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in bonds. The fund’s investments include corporate bonds, debentures, notes, mortgage-related securities, collateralized mortgage obligations (CMOs), asset-backed securities, convertible debt obligations, preferred stocks, convertible preferred stocks, municipal obligations and zero coupon bonds, that, when purchased, typically are rated A or better or are the unrated equivalent as determined by The Dreyfus Corporation, and securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, including Treasury inflation-protection securities (TIPS).

The fund may invest up to 10% of its net assets in bonds issued by foreign issuers that are denominated in foreign currencies, and up to 20% of its net assets in bonds issued by foreign issuers whether denominated in U.S. dollars or in a foreign currency.

Transamerica JPMorgan Core Bond VP

Investment Objective

Seeks total return, consisting of current income and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, J.P. Morgan Investment Management Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in bonds, including (without limitation):

•    U.S. government securities, including Treasury obligations and government sponsored enterprises such as Fannie Mae, Ginnie Mae, Freddie Mac and securities issued by other government agencies and instrumentalities

•    Medium- to high-quality corporate bonds

•    Mortgage-backed securities, including U.S. agency and non-agency pass through and Collateralized Mortgage Obligations (“CMOs”)

•    Asset-backed securities

•    Commercial Mortgage-Backed Securities (“CMBS”)

Generally, such bonds will have intermediate to long maturities.

Existing Fund	Replacement Fund

The fund has no limit with respect to its portfolio maturity or duration. A bond’s maturity is the length of time until the principal must be fully repaid with interest. Average effective portfolio maturity is an average of the maturities of bonds held by the fund directly and the bonds underlying derivative instruments entered into by the fund, if any, adjusted to reflect provisions or market conditions that may cause a bond’s principal to be repaid earlier than at its stated maturity. Duration is an indication of an investment’s “interest rate risk,” or how sensitive a bond or the fund’s portfolio may be to changes in interest rates.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•    Fixed-Income Market Risk

•    Interest Rate Risk

•    Credit Risk

•    Liquidity Risk

•    Mortgage-Related Securities Risk

•    Foreign Investment Risk

•    Issuer Risk

•    Portfolio Turnover Risk

To a lesser extent, the portfolio may invest in:

•    U.S. dollar-denominated foreign bonds

•    Short-term securities, including agency discount notes, commercial paper and money market funds

The portfolio may invest in bonds and other debt securities that are rated in the lowest investment grade category. The portfolio’s average weighted maturity will ordinarily range between four and 12 years. The sub-adviser analyzes four major factors in managing and constructing the portfolio’s portfolio: duration, market sector, maturity concentrations and individual securities. The sub-adviser looks for market sectors and individual securities that it believes will perform well over time. The sub-adviser is value oriented and selects individual securities after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, and the complex legal and technical structure of the transaction. The portfolio may use futures contracts, options, swaps and other derivatives as tools in the management of portfolio assets. The portfolio may use derivatives as a substitute for various investments, to alter the investment characteristics of the portfolio, for risk management and/or to increase income or gain to the portfolio.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Counterparty

•    Credit

•    Currency

Existing Fund	Replacement Fund

•    Derivatives

•    Extension

•    Fixed-Income Securities

•    Foreign Investments

•    Interest Rate

•    Legal and Regulatory

•    Leveraging

•    Liquidity

•    Management

•    Market

•    Mortgage-Related and Asset-Backed Securities

•    Prepayment or Call

•    U.S. Government Agency Obligations

•    Valuation

	Existing Fund	Replacement Fund

3.

Dreyfus Investment Portfolios: Core Value Portfolio

Investment Objective

The fund seeks long-term growth of capital, with current income as a secondary objective.

Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics). The fund focuses on stocks of large-cap value companies (market capitalizations of $1 billion and above). The fund typically invests mainly in the stocks of U.S. issuers, and will limit its holdings of foreign stocks (i.e., issued by companies organized under the laws of countries other than the U.S.) to 20% of the value of its total assets.

In choosing stocks, the portfolio manager focuses on individual stock selection (a “bottom-up” approach) rather than forecasting stock market trends (a “top-down” approach), and looks for value companies. A three-step value screening process is used to select stocks, which includes screenings for value, sound business fundamentals and positive business momentum.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•    Risks of Stock Investing

•    Value Stock Risk

•    Foreign Investment Risk

•    Large Cap Stock Risk

•    Portfolio Turnover Risk

Transamerica Barrow Hanley Dividend Focused VP

Investment Objective

Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, Barrow, Hanley, Mewhinney & Strauss, LLC (the “sub-adviser”), deploys an active strategy that seeks large and middle capitalization U.S.-listed stocks, including American Depositary Receipts (“ADRs”), which make up a portfolio that generally exhibits the following value characteristics: price/earnings and price/book ratios at or below the market (S&P 500®) and dividend yields at or above the market. In addition, the sub-adviser considers stocks for the portfolio that not only currently pay a dividend, but also have a consecutive 25-year history of paying cash dividends. The sub-adviser also seeks stocks that have long established histories of dividend increases in an effort to ensure that the growth of the dividend stream of the portfolio’s holdings will be greater than that of the market as a whole.

The sub-adviser utilizes a conservative orientation based on the belief that above-average returns can be achieved while taking below-average risks. The sub-adviser’s investment approach is based on an underlying philosophy that securities markets are inefficient and that these inefficiencies can be favorably exploited through adherence to a value-oriented investment process dedicated to individual stock selection on a bottom-up basis. Accordingly, the sub-adviser constructs a portfolio of individual stocks, selected on a bottom-up basis, using fundamental analysis. The sub-adviser seeks to identify companies that are undervalued and temporarily out-of-favor for reasons it can identify and understand. The sub-adviser does not attempt to time the market or rotate in and out of

Existing Fund	Replacement Fund

broad market sectors, as it believes that it is difficult, if not impossible, to add incremental value on a consistent basis by market timing.

The portfolio will generally consist of 30 to 45 stocks with position sizes of 1% to 5% (8% maximum position weighting). If a stock held in the portfolio omits its dividend, the portfolio is not required to immediately sell the stock, but the portfolio will not purchase any stock that does not have a 25-year record of paying cash dividends.

The sub-adviser employs a fully invested strategy. Therefore, under normal market conditions, cash and cash equivalents are generally less than 5% of the portfolio’s assets.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Depositary Receipts

•    Equity Securities

•    Focused Investing

•    Foreign Investments

•    Legal and Regulatory

•    Liquidity

•    Management

•    Market

•    Medium-Capitalization Companies

•    Valuation

•    Value Investing

	Existing Fund	Replacement Fund

4.

The Dreyfus Socially Responsible Growth Fund, Inc.

Investment Objective

The fund seeks to provide capital growth, with current income as a secondary goal.

Principal Investment Strategies

To pursue its goals, the fund, under normal circumstances, invests at least 80% of its net assets in the common stocks of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

The fund’s investment strategy combines a disciplined investment process that consists of computer modeling techniques, fundamental analysis and risk management with a social investment process. In selecting stocks, the portfolio managers begin by using computer models to identify and rank stocks within an industry or sector, based on several characteristics, including value, growth and financial profile.

Next, based on fundamental analysis, the portfolio managers designate the most attractive of the higher ranked securities as potential purchase candidates, drawing on a variety of sources, including company management and internal as well as Wall Street research.

The portfolio managers then evaluate each stock considered to be a potential purchase candidate to determine whether the company enhances the quality of life in America by considering its record in the areas of protection and improvement of the environment and the proper use of our natural resources, occupational health and safety, consumer protection and product purity and equal employment opportunity.

The portfolio managers then further examine the companies determined to be eligible for purchase, by industry or sector, and select investments from those companies the portfolio managers consider to be the most attractive based on financial considerations.

Transamerica WMC US Growth VP (formerly, Transamerica WMC Diversified Growth VP)

Investment Objective

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company LLP (the “sub-adviser”), employs a “bottom up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The initial investment universe is comprised of:

•    Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes

•    Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median

•    Stocks that meet other growth criteria as determined by the team

Existing Fund	Replacement Fund

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•    Risks of Stock Investing

•    Social Investment Risk

•    Market Sector Risk

Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Counterparty

•    Currency

•    Depositary Receipts

•    Derivatives

•    Equity Securities

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Leveraging

•    Management

•    Market

•    Model and Data

•    Small and Medium Capitalization Companies

•    Valuation

TAM serves as the investment adviser to each of the Replacement Funds. A chart comparing the adviser and, as applicable, the sub-adviser of each Existing Fund with those of its corresponding Replacement Fund is appended hereto as Appendix B.

Each Transamerica Series Trust Replacement Fund currently offers two classes of shares, an Initial Class and a Service Class. Initial Class shares and Service Class shares have different expense structures. Initial Class shares can pay up to a maximum Rule 12b-1 fee equal to an annual rate of 0.15%

(expressed as a percentage of average daily net assets of the portfolio), but the Transamerica Series Trust Funds do not intend to pay any distribution fees for Initial Class shares through May 1, 2017. The Transamerica Series Trust Funds reserve the right to pay such fees after that date. Service Class shares have a maximum Rule 12b-1 fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the portfolio). The payment of these fees will lower the Transamerica Series Trust Funds’ investment performance.

TAM has entered into an expense limitation agreement with Transamerica Series Trust on behalf of each Transamerica Series Trust Fund, pursuant to which TAM has agreed to reimburse the Fund’s expenses or waive fees, or both, whenever, in any fiscal year, the total cost to the Fund of normal operating expenses chargeable to the Fund, including the investment advisory fee but excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) exceed a certain percentage of the Fund’s average daily net assets (“expense cap”). Each Transamerica Series Trust Fund may, at a later date, reimburse TAM for operating expenses previously paid on behalf of such Fund during the previous 36 months (36-month reimbursement), but only if, after such reimbursement, the Fund’s expense ratios does not exceed the expense cap. During any one-year term, TAM may discontinue an expense limitation agreement only by agreement of the Board of Trustees of Transamerica Series Trust. The agreement continues automatically for one-year terms unless TAM provides written notice to Transamerica Series Trust prior to the end of the then-current term. In addition, the agreement will terminate upon termination of the Advisory Agreement.

The expense cap and expiration date of such expense cap for each Transamerica Series Trust Fund are listed below. None of the Transamerica Series Trust Funds are currently operating in excess of its expense cap.

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica WMC US Growth VP	0.85%	May 1, 2017
Transamerica JPMorgan Core Bond VP	0.70%	May 1, 2017
Transamerica Barrow Hanley Dividend Focused VP	0.85%	May 1, 2017

C.	Description of the Contracts

The Contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Pursuant to the Contracts, the Contract owners may currently select among a number of variable account investment options and, pursuant to certain Contracts, one fixed account investment option. Many of the Contracts provide for a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a charge will apply to transfers in excess of a certain number. Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation and subject only to the Insurance Companies’ market timing restrictions. Certain Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations, while other of the Contracts impose additional restrictions on transfers to or from the fixed account. No fees or other charges are currently imposed on transfers. Pursuant to the

Contracts, the Insurance Companies generally reserve the right to impose additional restrictions on transfers. Any limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitutions as described in more detail below.

D.	Reasons for the Substitutions

The Substitutions are part of the Insurance Companies’ business plan to make the Contracts more competitive, more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines. The principal purposes of the Substitutions, which would replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Insurance Companies, are as follows:

1. Performance. Many of the Replacement Funds offer comparable or better performance records than their corresponding Existing Funds. The Applicants believe that the Replacement Funds overall may provide Contract owners with more consistent performance than the Existing Funds, as described further below. At the same time, Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

2. Simplified Investment Option Line-Up. As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly, however, the current range of 13 to 25 investment options will remain the same following the proposed Substitutions. Similarly, the Substitutions may cause the number of affiliated investment options available under the Contracts to change. Currently, the number of affiliated investment options available under the Contracts ranges from one to thirteen. Following the Substitutions, that range will increase to 3 to 15 affiliated investment options. For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than two investment options and all will have at least 11 available investment options after the Substitutions.

3. In all instances, the Substitutions will replace investment options advised by investment advisers that are not affiliated with the Applicants or with Transamerica Series Trust Funds, which are advised by TAM and sub-advised by investment advisers that are not affiliated with the Applicants. Each Transamerica Series Trust Replacement Fund may rely on an Order from the Commission that permits Transamerica Series Trust and TAM, subject to certain conditions, and without the approval of shareholders to: (1) employ a new unaffiliated sub-adviser for a portfolio pursuant to the terms of a new investment sub-advisory agreement, either as a replacement for an existing sub-adviser or as an additional sub-adviser; (2) materially change the terms of any sub-advisory agreement; and (3) continue the employment of an existing sub-adviser on sub-advisory contract terms where a contract has been assigned because of a change of control of the sub-adviser.1 Pursuant to the Order, each Transamerica Series Trust Replacement Fund has agreed to provide certain information about new sub-advisers and new sub-advisory agreements to its shareholders

4. Reduction of Costs. The proposed Substitutions are designed to allow Contract Owners to continue their investment in similar or better investment options without

[1]	In the Matter of WRL Series Fund, Inc. and WRL Investment Management, Inc., File No. 812-10664, Investment Company Act Release Nos. 23313 (July 10, 1998) (notice) and 23379 (Aug. 5, 1998) (order).

interruption and at no additional cost to them. In this regard, the Insurance Companies or their affiliates have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses. Additionally, Contract owners with sub-account balances invested through the Separate Accounts in shares of the Replacement Funds will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any). With respect to all of the proposed Substitutions, the management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund. A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C appended hereto.

The Substitutions will result in a decrease in total expense ratios ranging from 0.15% to 0.61%. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions. The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

The Rule 12b-1 fees associated with the share classes of the Replacement Funds are either identical to or less than those of the share classes of the Existing Funds. Under the Rule 12b-1 Plan for the Initial Class shares, each Transamerica Series Trust Replacement Fund may pay up to 0.15% for distribution and service fees. To date, the Transamerica Series Trust Replacement Funds have not paid any Rule 12b-1 fees with respect to Initial Class shares, and will not pay any Rule 12b-1 fees on Initial Class shares through May 1, 2017. Under the Rule 12b-1 Plan for the Service Class, each Transamerica Series Trust Replacement Fund may pay up to 0.25% for distribution and service fees.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, TCI, the distributor for Transamerica Series Trust, will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees paid by the Replacement Funds. The amount of Rule 12b-1 fees paid to TCI by the Replacement Funds will be the same or lower than the amount paid by the Existing Funds.

E.	Performance and Fees of Existing Fund and Replacement Fund

For each proposed Substitution, the following section describes the comparative performance history and comparative fund fees and expenses. Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2015, except as otherwise noted. Comparative fund fees and expenses are based on actual expenses, including waivers as of the Fund’s most recent completed fiscal year on the date of the Fund’s prospectus. All performance history and fund fees and expenses described below were taken from the Existing Funds’ and Replacement Funds’ prospectuses, as filed with the Commission, except as otherwise noted. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

1.	Dreyfus Variable Investment Fund: Appreciation Portfolio – Transamerica WMC US Growth VP

For the one-year period ended December 31, 2015 and the period July 1, 2014 – December 31, 2015, the Service Class shares performance of Transamerica WMC US Growth VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio. Prior to April 9, 2010, Transamerica WMC US Growth VP was named Transamerica Equity VP, had a different sub-adviser and pursued different investment strategies. Prior to July 1, 2014, Transamerica WMC US Growth VP was named Transamerica WMC Diversified Growth VP and used different investment strategies.

Fund Performance as of December 31, 20151

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
One Year*	(2.72)%	6.61%
July 1, 2014-December 31, 2015 (Annualized)*	(0.76)%	9.08%

*	WMC began subadvising the Replacement Fund on April 9, 2010 and began employing the Replacement Fund’s current investment strategies on July 1, 2014. Accordingly, only the performance reflecting the time period in which WMC employed the Replacement Fund’s current investment strategies is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total operating expenses of Service Class shares of Transamerica WMC US Growth VP were lower than those of Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio.

Fee and Expense Data as of December 31, 2015

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Management Fee	0.75%	0.68%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.05%	0.03%
Total Annual Fund Operating Expenses	1.05%	0.96%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.65% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica WMC US Growth VP (Service Class) immediately following the proposed substitution will be approximately $192,487,146. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($179,502,485) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($12,984,661).

The estimated net assets of the Dreyfus VIF: Appreciation Portfolio (Service Shares) immediately following the proposed substitution will be approximately $218,476,384. This is based on estimated net assets of the Existing Fund immediately before the substitution ($231,461,045), less the actual net assets invested in the Accounts as of December 31, 2015 ($12,984,661).

2.	Dreyfus Variable Investment Fund: Quality Bond Portfolio – Transamerica JPMorgan Core Bond VP

For the one- and ten-year periods ended December 31, 2015, the Service Class shares performance of Transamerica JPMorgan Core Bond VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio. For the five-year period, the Service Class shares performance of Transamerica JPMorgan Core Bond VP was comparable to that of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio.

Fund Performance as of December 31, 2015

	Dreyfus VIF: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
One Year	(1.89)%	0.33%
Five Years	2.80%	3.00%
Ten Years	3.86%	4.76%

As set forth below, the management fee and total operating expenses of the Service Class shares of Transamerica JPMorgan Core Bond VP were lower than those of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio.

Fee and Expense Data as of December 31, 2015

	Dreyfus VIF: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
Management Fee	0.65%	0.48%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.27%	0.07%
Total Annual Fund Operating Expenses	1.17%	0.80%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.45% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica JPMorgan Core Bond VP (Service Class) immediately following the proposed substitution will be approximately $188,942,760. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($178,447,527) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($10,495,233).

The estimated net assets of the Dreyfus VIF: Quality Bond Portfolio (Service Shares) immediately following the proposed substitution will be approximately $3,819,771. This is based on estimated net assets of the Existing Fund immediately before the substitution ($14,315,004), less the actual net assets invested in the Accounts as of December 31, 2015 ($10,495,233).

3.	Dreyfus Investment Portfolios: Core Value Portfolio – Transamerica Barrow Hanley Dividend Focused VP

For the one- year period ended December 31, 2015 and the period May 1, 2013 –December 31, 2015, the performance of Transamerica Barrow Hanley Dividend Focused VP was comparable to that of the Service Shares of the Dreyfus Investment Portfolios: Core Value Portfolio. Prior to May 1, 2013, Transamerica Barrow Hanley Dividend Focused VP had a different sub-adviser, a different investment objective and employed different investment strategies.

Fund Performance as of December 31, 20151

	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
One Year*	(2.50)%	(3.59)%
May 1, 2013-December 31, 2015 (Annualized)*	10.28%	8.85%

*	Barrow Hanley began subadvising the Replacement Fund on May 1, 2013. Accordingly, only the performance data reflecting the time period in which Barrow Hanley was subadviser is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total operating expenses of the Initial Class shares of Transamerica Barrow Hanley Dividend Focused VP were lower than those of the Service Shares of Dreyfus Investment Portfolios: Core Value Portfolio.

Fee and Expense Data as of December 31, 2015

	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
Management Fee	0.75%	0.68%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.32%	0.03%
Total Annual Fund Operating Expenses	1.32%	0.71%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.65% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica Barrow Hanley Dividend Focused VP (Initial Class) immediately following the proposed substitution will be approximately $220,839,803. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($210,551,191) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($10,288,612).

The estimated net assets of the Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares) immediately following the proposed substitution will be approximately $638,615. This is based on estimated net assets of the Existing Fund immediately before the substitution ($10,927,227), less the actual net assets invested in the Accounts as of December 31, 2015 ($10,288,612).

4.	The Dreyfus Socially Responsible Growth Fund, Inc. – Transamerica WMC US Growth VP

For the one-year period ended December 31, 2015 and the period July 1, 2014 – December 31, 2015, the Service Class shares performance of Transamerica WMC US Growth VP outperformed that of the Service Shares of The Dreyfus Socially Responsible Growth Fund, Inc. Prior to April 9, 2010, Transamerica WMC US Growth VP was named Transamerica Equity VP, had a different sub-adviser and pursued different investment strategies. Prior to July 1, 2014, Transamerica WMC US Growth VP was named Transamerica WMC Diversified Growth VP and used different investment strategies.

Fund Performance as of December 31, 20151

	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)
One Year*	(3.42)%	6.61%
July 1, 2014-December 31, 2015 (Annualized)*	0.52%	9.08%

*	WMC began subadvising the Replacement Fund on April 9, 2010 and began employing the Replacement Fund’s current investment strategies on July 1, 2014. Accordingly, only the performance data reflecting the time period in which WMC employed the Replacement Fund’s current investment strategies is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total operating expenses of the Service Class shares of Transamerica WMC US Growth VP were lower than those of the Service Shares of The Dreyfus Socially Responsible Growth Fund, Inc.

Fee and Expense Data as of December 31, 2015

	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Management Fee	0.75%	0.68%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.11%	0.03%
Total Annual Fund Operating Expenses	1.11%	0.96%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.65% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica WMC US Growth VP (Service Class) immediately following the proposed substitution will be approximately $181,779,304. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($179,502,485) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($2,276,819).

The estimated net assets of The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares) immediately following the proposed substitution will be approximately $7,593,885. This is based on estimated net assets of the Existing Fund immediately before the substitution ($9,870,704), less the actual net assets invested in the Accounts as of December 31, 2015 ($2,276,819).

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

For the Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the effective date of the Substitution (the “Effective Date”), the affected Contract owners to the extent a Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year.

IV.	ADDITIONAL REPRESENTATIONS

The Insurance Companies will notify all owners of the Contracts affected by the Substitutions of their intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. A form of the notice is appended hereto as Appendix D. The notice will be sent at least 30 days prior to the Effective Date and will advise Contract owners that from the date of the notice until the Effective Date, owners are permitted to make one transfer of Contract value out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The notice will inform Contract owners that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the Effective Date.2 The notice also will advise Contract owners that for at least 30 days following the Effective Date, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

In addition to the notice to be distributed to Contract owners discussed above, within five business days after the Effective Date, Contract owners will be sent a written notice (substantially in the form appended hereto as Appendix E) informing them the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts investing in a Replacement Fund on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The written notice will reiterate that (other than with respect to “market timing” activity) that each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the Effective Date. The Insurance Companies also will send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, account value, cash value, accumulation value or death benefit or in the dollar value of his or her investment in the Separate Accounts. The Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund, with the sub-account of the applicable Separate Account investing the proceeds of its redemption from the Existing Fund in the Replacement Fund. The purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds of the Existing Fund. Redemptions and purchases will occur simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of each Existing Fund and purchases of shares of each Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.

Because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Funds and Replacement Funds, which Applicants cannot predict. Nevertheless, Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies or their affiliates. In addition, the

[2]	The Insurance Companies, however, may continue to impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

proposed Substitutions will not impose any tax liability on Contract owners. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

Each Insurance Company is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

As discussed in Section III.E., the Applicants agree that the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the Effective Date, Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) will not exceed, on an annualized basis, the sum of the Existing Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses as of the fund’s most recent fiscal year. The Applicants further agree they will not increase the separate account charges on the Effective Date (net of any reimbursements or waivers) for any existing owner of the Contracts affected by proposed Substitutions involving Transamerica Series Trust Replacement Funds for a period of two years from the Effective Date.

V. REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section III.A.

A.	Applicable Law

Section 26(c) (originally Section 26(b)) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,3 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.4

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.5

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.6 The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

[3]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).
[4]	See Id.
[5]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).
[6]	While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub -account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

B.	Basis for Order

The Contracts permit the Insurance Companies, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

The Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of the Insurance Companies to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund. The Insurance Companies believe the Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s sub-adviser.

In addition to the foregoing, the Applicants generally submit that the proposed Substitutions meet the standards the Commission and its staff have applied to similar substitutions the Commission has in the past approved.7 The Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the Substitutions. The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment

[7]

See, e.g., Horace Mann Life Insurance Company, et al., Inv. Co. Rel. No. 31744 (August 7, 2015) (order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461(April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice).

security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts. Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by the Insurance Companies under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners also may have considered TLIC’s and TFLIC’s size, financial condition, relationship with Transamerica Corporation and AEGON N.V., and their reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions.

C.	Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The proposed Substitutions will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

3.	The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

5.	The rights or obligations of the Insurance Companies under the Contracts of affected Contract owners will not be altered in any way.

6.

Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

7.	All affected Contract owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Companies will deliver to all affected Contract owners, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund.

8.	The Insurance Companies will deliver to each affected Contract owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the pre-substitution notice; and (c) values of the Contract owner’s positions in the Existing Fund before the Substitution and the Replacement Fund after the Substitution.

9.	After the Effective Date the Applicants agree not to change a Replacement Fund’s sub- adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties’ continued ability to rely on their manager-of-managers exemptive order.

10.	For two years following the Effective Date the net annual expenses of each Replacement Fund that is a Transamerica Series Trust Fund will not exceed the net annual expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Insurance Companies will not increase the Contract fees and charges, including asset based charges such as mortality expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.

D.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions by the Insurance Companies.

VI. COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Alison C. Ryan Associate General Counsel Transamerica 1150 South Olive Street, T-27-01 Los Angeles, CA 90015	Ayla Nazli Senior Counsel Transamerica 1150 South Olive Street, T-27-01 Los Angeles, CA 90015

VII. AUTHORIZATIONS

Under Arkansas law and the articles of incorporation and by-laws of TLIC, its business and affairs are conducted by its board of directors. Under New York law and the articles of incorporation and by-laws of TFLIC, its business affairs are conducted by its board of directors. Under both Arkansas insurance law and New York insurance law, the business and affairs of the Separate Accounts are conducted by TLIC and TFLIC, respectively. Under Delaware law and the Declaration of Trust and By-Laws of Transamerica Series Trust, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of TLIC and TFLIC for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are appended hereto as Appendix F. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII. CONCLUSION

For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

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Transamerica Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA-2L on the 14th day of November, 2016.

By:	Transamerica Life Insurance Company

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

Transamerica Financial Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA-2LNY on the 14th day of November, 2016.

By:	Transamerica Financial Life Insurance Company

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 14th day of November 2016, for and on behalf of Transamerica Life Insurance Company and Separate Account VA-2L, that she is Associate General Counsel of Transamerica Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 14th day of November, 2016, for and on behalf of Transamerica Financial Life Insurance Company and Separate Account VA-2LNY that she is Associate General Counsel of Transamerica Financial Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

APPENDIX A

Glossary of Investment Risk Disclosures

Active Trading. The portfolio is actively managed and may purchase and sell securities without regard to the length of time held. Active trading may have a negative impact on performance by increasing transaction costs and may generate greater amounts of net short-term capital gains, which, for shareholders holding shares in taxable accounts, would be subject to tax at ordinary income tax rates upon distribution.

Blue Chip Risk (Dreyfus VIF Appreciation Portfolio). By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Convertible Securities. Convertible securities share investment characteristics of both fixed income and equity securities. However, the value of these securities tends to vary more with fluctuations in the value of the underlying common stock than with fluctuations in interest rates. The value of convertible securities also tends to exhibit lower volatility than the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Counterparty. The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Credit. If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

Credit Risk (Dreyfus VIF Quality Bond Portfolio). Failure of an issuer of a security to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of the security, can cause the security’s price to fall, lowering the value of the fund’s investment in such security. The lower a security’s credit rating, the greater the chance that the issuer of the security will default or fail to meet its payment obligations. High yield (“junk”) securities involve greater credit risk, including the risk of default, than investment grade securities, and are considered predominantly speculative with respect to the issuer’s ability to make principal and interest payments. The prices of high yield securities can fall in response to bad news about the issuer or its industry, or the economy in general to a greater extent than those of higher rated securities. Securities rated investment grade when purchased by the fund may subsequently be downgraded.

Currency. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Depositary Receipts. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Derivatives. Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Emerging Markets. Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

Equity Securities. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

Exchange Traded Funds. Equity-based ETFs are subject to risks similar to those of stocks; fixed income-based ETFs are subject to risks similar to those of fixed-income securities. ETF shares may trade at a premium or discount to net asset value. ETFs are subject to secondary market trading risks. In addition, a portfolio will bear a pro rata portion of the operating expenses of an ETF in which it invests.

Extension. When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

Fixed-Income Securities. The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Fixed-Income Market Risk (Dreyfus VIF Quality Bond Portfolio). The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries. An unexpected increase in fund redemption requests, including requests from shareholders who may own a significant percentage of the fund’s shares, which may be triggered by market turmoil or an increase in interest rates, could cause the fund to sell its holdings at a loss or at undesirable prices and adversely affect the fund’s share price and increase the fund’s liquidity risk, fund expenses and/or taxable distributions.

Focused Investing. To the extent the portfolio invests in one or more countries, regions, sectors or industries, or in a limited number of issuers, the portfolio will be more susceptible to negative events affecting those countries, regions, sectors, industries or issuers. Local events, such as political upheaval, financial troubles, or natural disasters may disrupt a country’s or region’s securities markets. Geographic risk is especially high in emerging markets.

Foreign Investments. Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

Foreign Investment Risk (Dreyfus VIF Appreciation Portfolio, Dreyfus VIF Quality Bond Portfolio and Dreyfus IP Core Value Portfolio). To the extent the fund invests in foreign securities, the fund’s performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

Growth Stocks. Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be particularly susceptible to larger price swings or to adverse developments. Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.

Interest Rate. Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Interest Rate Risk (Dreyfus VIF Quality Bond Portfolio). Prices of bonds and other fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the fund’s investments in these securities to decline. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed-income securities generally rise. However, when interest rates fall, the fund’s investments in new securities may be at lower yields and may reduce the fund’s income. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries are at or near historic lows. Interest rate changes may have different effects on the values of mortgage-related securities because of prepayment and extension risks.

Issuer Risk (Dreyfus VIF Quality Bond Portfolio). A security’s market value may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s products or services, or factors that affect the issuer’s industry, such as labor shortages or increased production costs and competitive conditions within an industry.

Large Cap Stock Risk (Dreyfus IP Core Value Portfolio). To the extent the fund invests in large capitalization stocks, the fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Legal and Regulatory. Legal and regulatory changes could occur that may adversely affect the portfolio, its investments, and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. Certain changes have already been proposed and additional changes are expected. New or revised laws or regulations may be imposed by the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the Internal Revenue Service, the U.S. Federal Reserve or other governmental regulatory authorities or self-regulatory organizations that could adversely affect the portfolio. The portfolio also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by governmental regulatory authorities or self-regulatory organizations.

Leveraging. The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

Liquidity. The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid asset to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Liquidity Risk (Dreyfus VIF Quality Bond Portfolio). When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value of such securities and the fund’s share price may fall dramatically, even during periods of declining interest rates. Investments that are illiquid or that trade in lower volumes may be more difficult to value. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

Management. The portfolio is subject to the risk that the investment manager’s or sub-adviser’s judgments and investment decisions, may be incorrect or otherwise may not produce the desired results. The value of your investment may decrease if the sub-adviser’s judgement about the quality, relative yield or value of, or market trends affecting, a particular security or issuer, industry, sector, region or market segment, or about the economy or interest rates, is incorrect. The portfolio may also suffer losses if there are imperfections, errors or limitations in the tools, resources, information and data used, or the analyses employed or relied on, by the sub-adviser, or if the sub-adviser’s investment style is out of favor or otherwise fails to produce the desired results. The portfolio’s investment strategies designed by the investment manager may not work as intended. In addition, the portfolio’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the investment manager and could have an adverse effect on the value or performance of the portfolio. Any of these things could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Market. The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the sub-adviser. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

Market Sector Risk (Dreyfus VIF Appreciation Portfolio and The Dreyfus Socially Responsible Growth Fund, Inc.). The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund’s performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of medium capitalization companies. Investing in medium capitalization companies involves greater risk than is customarily associated with more established companies. The prices of securities of medium capitalization companies generally are more volatile and are more likely to be adversely affected by changes in earnings results and investor expectations or poor economic or market conditions. Securities of medium capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Model and Data. If quantitative models, algorithms or calculations (whether proprietary and developed by the sub-adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the portfolio to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for the portfolio.

Mortgage-Related and Asset-Backed Securities. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset values, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities may be issued by private issuers, by government-sponsored entities such as Fannie Mae or Freddie Mac or by agencies of the U.S. government, such as Ginnie Mae. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Unlike mortgage-related securities issued or guaranteed by agencies of the U.S. government or government-sponsored entities, mortgage-related securities issued by private issuers do not have a government or government-sponsored entity guarantee (but may have other credit enhancement), and may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. The value of mortgage-backed and asset-backed securities may be affected by changes in credit quality or value of the mortgage loans or other assets that support the securities. Mortgage-backed and asset-backed securities are subject to prepayment or call and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets. The risk of default is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less information available than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Mortgage-Related Securities Risk (Dreyfus VIF Quality Bond Portfolio). Mortgage-related securities are complex derivative instruments, subject to credit, prepayment and extension risk, and may be more volatile, less liquid, and more difficult to price accurately, than more traditional fixed-income securities. The fund is subject to the credit risk associated with these securities, including the market’s perception of the creditworthiness of the issuing federal agency, as well as the credit quality of the underlying assets. Although certain mortgage-related securities are guaranteed as to the timely payment of interest and principal by a third party (such as a U.S. government agency or instrumentality with respect to government-related mortgage-backed securities) the market prices for such securities are not guaranteed and will fluctuate. Declining interest rates may result in the prepayment of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund’s potential price gain in response to falling interest rates, reduce the fund’s yield or cause the fund’s share price to fall

(prepayment risk). Rising interest rates may result in a drop in prepayments of the underlying mortgages, which would increase the fund’s sensitivity to rising interest rates and its potential for price declines (extension risk).

Portfolio Turnover Risk (Dreyfus VIF Quality Bond Portfolio and Dreyfus VIF Core Value Portfolio). The fund may engage in short-term trading, which could produce higher transaction costs.

Preferred Stock. Preferred stock’s right to dividends and liquidation proceeds is junior to the rights of a company’s debt securities. The value of preferred stock may be subject to factors that affect fixed income and equity securities, including changes in interest rates and in a company’s creditworthiness. The value of preferred stock tends to vary more with fluctuations in the underlying common stock and less with fluctuations in interest rates and tends to exhibit greater volatility. Shareholders of preferred stock may suffer a loss of value if dividends are not paid and have limited voting rights.

Prepayment or Call. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

REITs. Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

Risks of Stock Investing (Dreyfus VIF Appreciation Portfolio, Dreyfus IP Core Value Portfolio, and The Dreyfus Socially Responsible Growth Fund, Inc.). Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry.

Small and Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small or medium capitalization companies. Small or medium capitalization companies may be more at risk than large capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on a limited management group. The prices of securities of small and medium capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small and medium capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small capitalization companies. Small capitalization companies may be more at risk than larger capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on limited management groups. The prices of securities of small capitalization companies generally are more volatile than those of larger capitalization companies and are more likely to be adversely affected than larger capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Social Investment Risk (The Dreyfus Socially Responsible Growth Fund, Inc.). A socially responsible investment criteria may limit the number of investment opportunities available to the fund, and as a result, at times the fund’s returns may be lower than those funds that are not subject to such special investment considerations.

U.S. Government Agency Obligations. Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the United States generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

Valuation. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Value Investing. The prices of securities the sub-adviser believes are undervalued may not appreciate as anticipated or may go down. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.

Value Stock Risk (Dreyfus IP Core Value Portfolio). Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock’s intrinsic worth or the expected value was misgauged. They also may decline in price even though in theory they are already undervalued.

APPENDIX B

List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser

1.	Dreyfus Variable Investment Fund: Appreciation Portfolio	The Dreyfus Corporation	Fayez Sarofim & Co.	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP

2.	Dreyfus Variable Investment Fund: Quality Bond Portfolio	The Dreyfus Corporation	N/A	Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc.	J.P. Morgan Investment Management Inc.

3.	Dreyfus Investment Portfolios: Core Value Portfolio	The Dreyfus Corporation	N/A	Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc.	Barrow, Hanley, Mewhinney & Strauss, LLC

4.	The Dreyfus Socially Responsible Growth Fund, Inc.	The Dreyfus Corporation	N/A	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP

APPENDIX C

Advisory Fee Schedules for Existing Funds and Replacement Funds

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund	Replacement Fund
1.	Dreyfus Variable Investment Fund: Appreciation Portfolio	Transamerica WMC US Growth VP	0.75%	First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.73% 0.70% 0.68% 0.655% 0.64% 0.63% 0.61%
2.	Dreyfus Variable Investment Fund: Quality Bond Portfolio	Transamerica JPMorgan Core Bond VP	0.65%	First $750 million Next $250 million Over $1 billion	0.48% 0.43% 0.405%
3.	Dreyfus Investment Portfolios: Core Value Portfolio	Transamerica Barrow Hanley Dividend Focused VP	0.75%	First $200 million Next $300 million Over $500 million	0.78% 0.68% 0.63%
4.	The Dreyfus Socially Responsible Growth Fund, Inc.	Transamerica WMC US Growth VP	0.75%	First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.73% 0.70% 0.68% 0.655% 0.64% 0.63% 0.61%

APPENDIX D

Form of Insurance Company Notice

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

Notice dated             , 201

to the Prospectus dated             , 201   (as supplemented)

The [name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new variable investment options (“Replacement Funds”) as shown below. The Replacement Funds are portfolios of Transamerica Series Trust. To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy name], such Replacement Fund will be added as an investment option on or before the effective date of the substitution (the “Effective Date”). Please retain this notice and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed Substitutions are in the best interest of contract [policy name] holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the Substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed Substitutions will occur on or about             .

The proposed Substitutions and respective advisers and/or sub -advisers for the above-listed Contracts/Policies are:

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)

Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares) (The Dreyfus Corporation/Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./Wellington Management Company, LLP)

Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica JPMorgan Core Bond VP (Service Class) (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)

Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class) (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares) (The Dreyfus Corporation)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./ Wellington Management Company, LLP)

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•	The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•	You may transfer amounts in your Contract [policy name] among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [policy name], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•	If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the Effective Date. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•	On the Effective Date, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the Substitutions, we will send you a prospectus for Transamerica Series Trust, as well as notice of the Effective Date and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E

Form of Notice of Substitution

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

The proposed Substitutions of shares we notified you about on [date] have been completed. The Replacement Funds listed below have taken the place of the Prior Funds as variable investment options in your Contract [policy name] as shown below.

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)

Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares) (The Dreyfus Corporation/Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./Wellington Management Company, LLP)

Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica JPMorgan Core Bond VP (Service Class) (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)

Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class) (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares) (The Dreyfus Corporation)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./ Wellington Management Company, LLP)

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund. If you are in the Accumulation Phase (the Purchase Period) of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions. If you are in the Payout Period of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-             if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX F

Authorizations

TRANSAMERICA LIFE INSURANCE COMPANY

(FORMERLY, NN INVESTORS LIFE INSURANCE COMPANY, INC.)

Separate Account VA-2L

(formerly, NN Endeavor Variable Annuity Account)

Resolution of the Board of Directors by Written Consent

Consented to as of January 18, 1990

BE IT FURTHER RESOLVED, that the officers of this Company be and they hereby are authorized and instructed to take any and all actions necessary in order to carry out the powers hereby conferred, including but not limited to, the filing of any and all exemptive applications, registration statement and amendments thereto with the Securities and Exchange Commission, execution of any and all required underwriting agreements, advisory agreements, management agreements, state regulatory filings, Blue Sky filings, policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to operate the separate account.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Separate Account VA-2LNY

Resolution of the Board of Directors

June 4, 2015

RESOLVED, the Board authorizes the appropriate officers and agents of the Company and/or the Separate Accounts, as applicable, to effectuate the substitutions, including, but not limited to, filing of any exemptive applications, registration statements and amendments thereto with the SEC, execution of any and all required agreements, making any necessary state regulatory filings, Blue Sky filings, and policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to take any and all other actions that may be necessary or appropriate to effectuate the substitutions.